Via Facsimile and U.S. Mail
Mail Stop 4720

April 27, 2010

Mr. Mike Heather
Chief Financial Officer
Prospect Medical Holdings, Inc.;
10780 Santa Monica Blvd., Suite 400
Los Angeles, California   90025

Re: Prospect Medical Holdings, Inc.;
Form 10-K for the Year Ended September 30, 2009
File No. 001-32203

Dear Mr. Heather:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief